UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission file number: 001-34958

DUNXIN FINANCIAL HOLDINGS LIMITED

23rd Floor, Lianfa International Building

128 Xudong Road, Wuchang District

Wuhan City, Hubei Province 430063

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒     Form 40-F ☐

 Explanatory Note

Dunxin Financial Holdings Limited (the “Company”) is filing this Report of Foreign Private Issuer on Form 6-K (“Form 6-K”) to correct an inadvertent clerical error in the Company’s Form 6-Ks filed with the Securities and Exchange Commission on November 13, 2023 and December 8, 2023 (the “Original Form 6-Ks”). As previously disclosed by the Company, on November 13, 2023, the Company and its subsidiary Sixiang International Co., Ltd. entered into certain land use right transfer agreement (the “Agreement”) with Ruoyao Wang (“Seller”), to acquire from Seller the land use right of a parcel of land located in Xinzhou District, Wuhan City, China, with a transaction value of RMB 45,982,800 (approximately USD 6,315,971.63) according to a land use right appraisal report. Pursuant to the Agreement, the Company agreed to issue a total of 18,007,046 restricted Class A ordinary shares, $0.00005 par value each, to Seller in exchange for the land use right. The transaction contemplated by the Agreement closed on December 7, 2023.

The sentence “Pursuant to the Agreement, the Company agreed to issue a total of 18,007,046 restricted Class A ordinary shares, $0.00005 par value each, to Seller in exchange for the land use right” in the Original Form 6-Ks is hereby corrected to “the Company agreed to issue a total of 18,007,046 ADSs, in the form of 8,643,382,080 restricted Class A ordinary shares, $0.00005 par value each, to Seller in exchange for the land use right.”

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update, or restate the information in any other item of the Original Form 6-Ks, or reflect any events that have occurred after the Original Form 6-Ks were filed.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dunxin Financial Holdings Limited

Date: February 22, 2024	By:	/s/ Ai (Kosten) Mei
	Name:	Ai (Kosten) Mei
	Title:	Chief Executive Officer

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